SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: January 16, 2004

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                        ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On January 15, 2004, OJSC Rostelecom (the "Company"), filed "Report on Material Facts" (the "Material Facts Report") with the Russian Federal Commission for the Securities Market ("FCSM") as required by the Russian Federation's securities legislation.

     The requirements for the contents of the Material Facts Report and criteria for the information to be disclosed in the Material Facts Report are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FCSM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

     Terms used in the Material Facts Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

     For any questions concerning the Material Facts Report, contact Olga V. Mokhoreva, head of the Securities Department of the Company, by phone at +7
(095)   973-9940,   by  facsimile   at  +7  (095)   787-2850  or  by  e-mail  at
mokhoreva@hq.rt.ru.




                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





 Date:   January 16, 2004                     By: _______[signed]______________
                                              Name: Vladimir I. Androsik
                                              Title: Deputy General Director -
                                                     Finance Director





                                  EXHIBIT INDEX


The following exhibit has been filed as part of this Form 6-K:


Exhibit Number            Description

     99. English translation of the Material Facts Report filed by the Company's Registrar with the Russian Federation Commission for the Securities Market.




                                                                   Exhibit 99

                            REPORT ON MATERIAL FACTS
     "INFORMATION ON ACCRUED AND/OR PAID DIVIDENDS ON SECURITIES OF ISSUER"
        "INFORMATION ON DEADLINE FOR ISSUER TO FULFILL ITS LIABILITIES TO
                              SECURITIES HOLDERS"

1. Issuer's full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom.
2. Location: 127091, Moscow, Delegatskaya st., 5
3. Taxpayer's Identification Number (TIN): 7707049388
4. Issuer's unique code assigned by registration authority: 00124-A
5. Code of material fact: 0600124A31122003, 0900124A31122003
6. Web-site used by Issuer to disclose information on material facts: www.rt.ru/icenter
7. Periodical print used by Issuer to disclose information on material facts: newspaper "Newspaper", "Supplement to FCSM's bulletin".
8. Form, category (type), number and other securities' identifications: uncertificated registered ordinary shares and uncertificated registered preferred shares.
9. Securities' issue's state registration number, date of registration:
   1-01-00124-A and 2-01-00124-A of September 09, 2003.
10. Registration authority: Russian Federal Commission for the Securities Market
11. The nature of Issuer's liability, amount of such liability in monetary terms: dividend payout on Rostelecom's shares for 2002 fiscal year equals 705 566 719 rubles 19 kopecks.
12. Issuer's governing body resolving on dividend payout on Issuer's shares and the date of protocol signing: General Shareholders' Meeting for 2002 fiscal year (Protocol #1 of June 20, 2003).
13. Total amount of dividends accrued on Issuer's shares of certain category
    (type), and dividend per share:
        - total amount of dividends accrued on preferred shares of Rostelecom for 2002 equals 309 542 130 rubles 16 kopecks;
        - dividend per preferred share equals 1.27472 rubles
        - total amount of dividends accrued on ordinary shares of Rostelecom for 2002 equals 396 024 589 rubles 03 kopecks;
        - dividend per ordinary share equals 0.54347 rubles.
14. Forms of payment: monetary funds
15. Period of time to fulfill Issuer's obligations to payout dividends on Issuer's shares: dividend payout was carried out from July 01 to December 31, 2003.
16. Total amount of dividends paid out on Issuer's shares of certain category
    (type): as of December 31, 2003
        - total amount of dividends paid out on Rostelecom's preferred shares for 2002 equals 296 546 641 rubles 63 kopecks (95.8% of total amount of dividends on preferred shares);
        - total amount of dividends paid out on Rostelecom's ordinary shares for 2002 equals 390 008 328 rubles 28 kopecks (98.5% of total amount of dividends on ordinary shares);
17. Fact of fulfillment or default of Issuer's obligation: obligation fulfilled. As of December 31, 2003 dividends for 2002 equal 19 011 749 rubles 28 kopecks were not received by shareholders due to lack or wrong data at registrar. According to Federal Law shareholders are obliged to decide on dividend payout method and/or update their data at registrar due to change in address, change in bank details or new passport issuance.



Deputy General Director -                              /s/Vladimir I. Androsik
Finance Director                                      -------------------------
                                                        Vladimir I. Androsik


January 15, 2004                        Seal